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                           March 17, 2021

       Bob Myers
       Chief Financial Officer
       Predictive Oncology Inc.
       2915 Commers Drive, Suite 900
       Eagan, Minnesota 55121

                                                        Re: Predictive Oncology
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 15,
2021
                                                            File No. 333-254309

       Dear Mr. Myers:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7976 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Martin Rosenbaum